UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission file number 001-41291

Meihua International Medical Technologies Co., Ltd.

(Translation of registrant’s name into English)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Investors’ Entry into the Lock-up Agreement

As previously disclosed, Meihua International Medical Technologies Co., Ltd. (the “Company”) entered into a securities purchase agreement with several “non-U.S. Persons” (the “October Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (“the Securities Act”) on October 8, 2025 for a private placement of 40,000,000 ordinary shares of the Company, par value of $0.0005 per share, or 400,000 Class A ordinary Shares, par value $0.05 per share on a post reverse-split and post re-designation basis (the “Class A Ordinary Shares”), for gross proceeds of $15.2 million (the “October Offering”). The October Offering fully closed on January 20, 2026.

As previously disclosed, on December 5, 2025, the Company entered into a securities purchase agreement with certain “non-U.S. Persons” (the “December Purchasers”) as defined in Regulation S of the Securities Act, offering up to an aggregate of 120,000 Class A Ordinary Shares of the Company, for gross proceeds of $1,320,000 (the “December Offering”). The December Offering closed on December 15, 2025.

On January 22, 2026, each of the October Purchasers and the December Purchasers (collectively, the “Purchasers”) entered into a lock-up agreement (the “Lock-Up Agreement”) with the Company, pursuant to which the Purchasers agreed that, from the date of the Lock-Up Agreement until twelve (12) months following the closing of the October Offering and the December Offering, the Purchasers will not, without the prior written consent of the Company, offer, sell, contract to sell, hypothecate, pledge, or otherwise dispose of any securities of the Company beneficially owned, held, or thereafter acquired by the Purchaser (the “Securities”), or make any demand for, exercise any right to require, or cause to be filed any registration statement (or any amendment thereto) with respect to the registration of the Securities.

A form of the Lock-Up Agreement is furnished hereto as Exhibit 99.1 and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the Lock-Up Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Exhibits

Exhibit No.	Description
99.1	Form of the Lock-Up Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meihua International Medical Technologies Co., Ltd.

By:	/s/ Leyi Lee
Name:	Leyi Lee
Title:	Chief Executive Officer

Date: January 22, 2026

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